UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Epic Stores Corp.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

29428U 106
(CUSIP Number)

copy to:
Clark Wilson LLP
900 - 885 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3H1
Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29428U 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bobby Joe Riggs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,580,893(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
2,580,893(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,580,893 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% based on 34,383,120 issued and outstanding as of August 25, 2015.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 154,742 warrants held by Mr. Riggs which are exercisable within 60 days, each of which is exercisable into one share of common stock of the Issuer at a price of $1.02 per share, until June 24, 2018.

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.001 par value per share of Epic Stores Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 20805 North 19th Avenue, #2, Phoenix, AZ 85027.

Item 2.  Identity and Background

(a)	Name: Bobby Joe Riggs (the “Reporting Person”).

(b)	Residence or business address: 20805 North 19th Avenue, #2, Phoenix, AZ 85027

(c)	The Reporting Person is the Chief Operating Officer and director of the Issuer and a citizen of the United States.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On June 24, 2015, the Issuer entered into a share exchange agreement (the “Exchange Agreement”) with Epic Stores Corp. (“Epic”) and the stockholders of Epic, whereby the Issuer acquired all of the issued and outstanding shares of common stock of Epic in exchange for the issuance of: (i) 19,622,470 (47,093,927 pre-split) shares of common stock of the Issuer and (ii) 1,151,857 (2,764,457 pre-split) warrants, each of which is exercisable into one share of the Issuer’s common stock at a price of $1.02 ($0.424 pre-split) per share until June 24, 2018 to the shareholders of Epic.  The Exchange Agreement closed on June 24, 2015.  In connection with the Exchange Agreement, the Reporting Person acquired 2,426,151 (5,822,762 pre-split) shares of common stock of the Issuer and 154,742 (371,381 pre-split) warrants of the Issuer.  301,654 of the shares have been deposited into escrow pursuant to the terms of the escrow agreement pursuant to the terms of an escrow agreement dated June 24, 2015.

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer's business or corporate structure;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 2,580,893 shares (including warrants to acquire 154,742 shares of the Issuer), or approximately 7.5% of outstanding common stock of the Issuer, based on 34,838,120 shares of common stock outstanding as of the date of this statement.

(b)	Bobby Joe Riggs has the sole power to vote or direct the vote, and to dispose or direct the disposition of 2,580,893 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1	Share Exchange Agreement dated June 24, 2015 with Epic (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on June 30, 2015).

10.2
Escrow Agreement dated June 24, 2015 among the Issuer, Doney Ventures, Inc. and certain former stockholders of Epic (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed on June 30, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2015	/s/ Bobby Joe Riggs
Signature
Bobby Joe Riggs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).